Filed by Columbia Financial, Inc.

(Commission File No.: 001-38456)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Northfield Bancorp, Inc.

(Commission File No.: 001-35791

This filing relates to the proposed merger of Northfield Bancorp, Inc. (“Northfield”) with and into Columbia Financial, Inc., a newly-formed Maryland corporation and subsidiary of Columbia Financial, Inc., a Delaware corporation (“Columbia”).

On February 2, 2026, Columbia held a conference call to discuss the proposed merger and was joined by Northfield. The following is a transcript of the call.

Operator:	Good day, and welcome to the Columbia Financial Merger and Second Step Call. Today's conference is being recorded. At this time, I would like to turn the conference over to Thomas Kemly, President and CEO of Columbia Bank. Please go ahead.

Thomas Kemly:	Thank you. This is Thomas Kemly, Columbia Bank. Today, we are excited to announce that Columbia and Northfield have entered into a merger agreement valued at approximately $597 million. Upon completion of the transaction, Northfield Bank will merge into Columbia Bank, with Columbia Bank being the surviving entity. The combination of the two organizations will create the third-largest regional bank headquartered in New Jersey, with pro forma total assets of approximately $18 billion and over 100 branches. Stretching our footprint to 14 counties in New Jersey, as well as Brooklyn and Staten Island, where we will have the number one deposit chair for community banks in that market.

In connection with this announcement, we also adopted a plan of conversion to a fully public stock holding company form. This transaction is commonly referred to as a second-step conversion. The second-step conversion and the merger are expected to be completed early in the third quarter of 2026, subject to the receipt of all regulatory and shareholder approvals and the satisfaction of customary closing conditions.

The merger is valued at approximately $597 million, or 0.86 times Northfield's tangible book value. Based on a preliminary evaluation by an independent appraiser with respect to our second-step conversion stock offering, we anticipate approximately 50% earnings accretion in 2027. The tangible book value dilution of 4.4% and an earn-back on tangible book value is a modest 1.8 years.

The transaction will be in stock or cash consideration, with cash consideration to be paid for up to 30% of outstanding Northfield shares. The merger consideration, per Northfield share, will be based on the final valuation appraisal of Columbia, as is required by the bank regulators for a second-step conversion. On a pro forma basis, at closing, the merger consideration, depending on the final appraised value, will range from $14.25 to $14.65.

Upon completion of the transaction, I will continue to lead the combined organization as President and CEO, and Dennis Gibney, who was recently promoted, will be the first Senior Executive Vice President and Chief Banking Officer. And I'm excited to announce that Steve Klein will be joining our team as Senior Executive Vice President and Chief Operating Officer. The resulting board will consist of 13 directors, nine from Columbia and four from Northfield, including Steve Klein.

Since going public in 2018, Columbia has successfully leveraged its initial capital to grow the bank to nearly $11 billion, in part through four successful mergers and also organic growth. As we approach $10 billion in assets in 2022, the bank built the internal infrastructure and risk management practices to meet regulatory expectations and to support continued growth as a regional community bank. Acquiring Northfield simultaneously with a second-step conversion creates a formidable New Jersey, New York Metro competitor, while leveraging the conversion proceeds to allow the company to achieve a normalized return on equity faster than on a standalone basis.

By undertaking the second-step conversion, we are eliminating the minority discount embedded in Columbia's stock as a mutual holding company and positioning the bank for future growth in important and vibrant markets. We believe that the merger with Northfield is financially attractive, and we expect it to significantly improve the operating performance, the balance sheet, and strategic position of the pro forma company and accelerate the bank's business strategy. Additionally, this combination expands the franchise into new opportunistic markets while adding $1.8 billion in deposits in New Jersey, adding density, and expanding our existing New Jersey franchise.

As reflected on page eight, we see that this is a low-risk transaction given Northfield's conservative credit culture and experienced management team. The resulting exposure in commercial real estate will be well under 300% of capital. Our similar conservative credit cultures are evidenced by historically low non-performing assets and chart growth histories of both banks. We've applied conservative credit and fair value marks, supported by a thorough and detailed due diligence process with independent third parties, which Dennis Gibney will walk you through later in our presentation.

Pro forma earnings are projected to be approximately 1.06 return on average assets with pro forma earnings of $200 million, which is 51% accretive to our 2027 earnings per share and resulting in an efficiency ratio of approximately 48%. The resulting balance sheet features a loan-to-deposit ratio of approximately 96%, core deposits of 71%, cash and securities of 28%, and, based on the midpoint of the independent appraisal for our proposed second-step conversion, commercial real estate to total capital will be 211%.

We have long admired Northfield's relationship-driven approach to community banking and are excited to bring together two organizations with shared values, disciplined credit philosophies, and a strong commitment to the communities we serve. Both institutions emphasize local decision-making, conservative risk management, and long-term client relationships, creating a strong cultural and strategic fit.

Northfield has built a high-quality deposit franchise, which we believe makes it an ideal partner for Columbia and creates a strong foundation for sustainable growth. The combination diversifies Columbia's asset mix and reduces our reliance on long-term fixed-rate residential mortgages, improving balance sheet flexibility. The transaction provides immediate entry into two densely populated and economically diverse New York markets, Staten Island and Brooklyn, with combined deposit base of approximately $89.5 billion.

With more than 1 million households in Brooklyn and approximately 174,000 households in Staten Island, the combined organization will be well positioned to leverage its mature digital banking capabilities, expanded product set, and nationally recognized customer service to retain and expand and grow its customer base across these new entered markets.

Northfield's established market presence provides a platform to expand commercial and small business lending with, among other things, enhanced cash management and tenant security capabilities, as well as new products and services, including insurance services to a broader customer base. These offerings align with the market's demonstrated growth in small business lending demand and the large professional and service-oriented population across both markets.

Northfield has also built a commercially oriented franchise with a strong local reputation, reinforcing Columbia's ability to deepen client relationships, expand target fee-based businesses, and drive disciplined, relationship-focused growth across two strategically important New York markets.

Our pro forma franchise will boast over 100 branches located in Brooklyn, Staten Island, and the expansion in New Jersey, and the combined entity will result in Columbia being the fifth largest community bank deposit franchise in New Jersey, while maintaining the number one community bank franchise in Staten Island. We are very excited to combine our teams of like-minded community bankers.

I'd like to turn this over to Steve Klein now to talk a bit about Northfield. Steve.

Steve Klein:	Thank you, Tom, and thank you to the Columbia-Northfield team members who worked so hard to get us to where we are today. We truly appreciate it. The Northfield Bank Board of Directors and executive team are thrilled that our two institutions are coming together. This combination is not only attractive to the Northfield stockholders in the short term, as measured by the $14.25 purchase price, which represents an over 15% premium as compared to NFBK's closing price this past Friday, January 30th, 2026. And it's an over 20% premium as compared to the average closing price of NFBK's stock in January of this year.

Adding to the attractive pricing metrics, Northfield stockholders will also have the opportunity to receive stock consideration in the newly formed holding company at a significant discount to pro forma tangible book value as compared to its peers. In addition, the combined organization will have a CRE concentration ratio that is well under 300%, be highly capitalized as compared to regulatory required minimums and its peer competitors, and have significant scale to invest in people, processes, and technology to compete in some of the most vibrant and opportunistic markets in the country.

A little bit about Northfield. We currently operate 37 branches in total. We have 17 branches in New Jersey and hold the top ten ranking, as measured by deposits in all New Jersey towns that we operate in, with the exception of Flemington, New Jersey, where we are ranked number 11. We operate in Hunterdon and Mercer counties, where we entered those markets when Hopewell Valley Community Bank combined with us in 2016 and in Middlesex and Union counties in New Jersey when we completed a combination with Liberty Bank in 2002.

We also successfully completed an FDIC-assisted transaction in 2011 that brought us into the community of Westfield, New Jersey. We've been operating in Staten Island, New York, since March 1887, and currently have 12 branches throughout the island. As measured by deposits, we ranked sixth out of 92 financial institutions on the island, with only large regional and nationwide financial institutions above us.

We entered the Brooklyn market via de novo branching in 2007, and currently have eight branches in the marketplace, and hold a ranking of 17th out of 327 financial institutions. We expanded our presence in 2013 through the acquisition of Flatbush Federal Savings Bank as part of Northfield's second-step conversion.

Our New York markets are thriving communities with over 500,000 people in Staten Island and over 2.6 million people in Brooklyn. In both segments, the populations tend to be diverse and affluent, with both counties having average incomes of nearly $150,000. We look forward to joining the Columbia team and growing together.

I will now turn the program to Dennis Gibney.

Dennis Gibney:	Thank you, Steve. On slide 11, we present the pro forma value range for our second step. We retained RP Financial to perform our second-step conversion independent appraisal. RP provided the preliminary valuation range for our second-step conversion, taking into account the proposed merger with Northfield. And that's presented on slide 11. Based on the preliminary appraisal, the value to our existing minority shareholders is quite attractive, with an exchange ratio ranging from 1.8729 and 2.5340, while our new shareholders, who will be buying in at a discount to our peers on a pro forma price to tangible book basis. We believe the resulting entity will have a solid profitability profile and a strong capital base.

Prior to joining Columbia, I used to advise thrifts doing conversions. One of the goals that converting thrifts always had was to get to a point where earnings normalized relative to the capital base, and the company could trade on an earnings basis. The simultaneous merger with Northfield will accelerate Columbia's ability to reach that goal much sooner than the time period for a standalone conversion.

It should be noted that RP will update its independent appraisal immediately prior to filing our S-1 in late February or early March, and again just before we go to market in early May. The final appraisal may vary from the preliminary appraisal, or it may stay the same, and the final appraisal is subject to non-objection by the Federal Reserve in connection with its review of the second-step conversion.

We believe that the stock offering, coupled with the merger, will materially improve operating performance with a pro forma 2027 ROA of 1.06% and an efficiency ratio of 48%. The future use of proceeds from the offering will be used to fund future growth organically, stock repurchases one year after conversion, cash dividends, and potentially a restructuring of our securities held available for sale. Bank M&A will be de-emphasized for the next 18 months as management focuses on integrating Northfield and optimizing performance.

Both Northfield and Columbia have a conservative credit culture, with non-performing assets and net charge-offs below peer and industry levels. With the combination, loan concentration levels decline, and the liquidity position improves notably. Northfield does have some exposure to New York rent-regulated multifamily loans at $419 million. The portfolio is diverse, with an average loan size of $1.7 million and conservatively underwritten, with a weighted average LTV of under 50% and a debt service coverage ratio of 1.6 times.

Over the last ten years, Northfield's aggregate charge-offs from this portfolio are only 414,000. Presently, Northfield only has one New York-regulated loan on non-accrual status. This loan has a balance of $2 million, and its accrual status is based on the inability to document the source of repayment, while the loan continues to pay principal and interest as originally agreed.

Over 70 individuals undertook comprehensive due diligence on Northfield over more than a 30-day period. Columbia's staff reviewed 624 commercial loan files, or slightly more than 50% of the portfolio. We also engaged SRA Consulting to perform an independent credit review and prepare a credit mark. SRA reviewed 583 commercial loan files, equal to 52% of the portfolio, as well as all of Columbia's team line sheets. Both Columbia and SRA reviewed 100% of the New York City rent-regulated loans, as well as NPLs and classified loans.

Columbia engaged with multiple New York City commercial real estate appraisal firms and commissioned market studies on rent-regulated markets in which Northfield lends. Further, Columbia's Collateral Risk team prepared an LTV stress test of the rent-regulated multifamily loans. Any loan with a stressed LTV of 90% or greater was appraised by a New York City-based real estate appraiser in January 2026.

These appraisals indicated two things. Number one, the stress model assumptions were conservative. And then number two, the amount of loans with the collateral shortfall was small. There were only 11 loans with a collateral shortfall totaling $2.7 million. In summary, the credit mark on Northfield's portfolio is $81 million, which represents 2.1% of loans and over two times Northfield's current reserves. The aggregate mark on the New York rent-regulated portfolio is 14%, composed of 7% for the credit mark and 7% for the interest rate mark.

In summary, I'd like to highlight that the transaction leverages a portion of the capital from Columbia's second step offering to drive improved financial performance and better position the company for future growth. It bolsters Columbia's position in New Jersey and establishes a robust platform in Brooklyn and Staten Island. It is an attractively priced transaction that balances meaningful EPS accretion with acceptable levels of tangible book value dilution. It is a low-risk transaction combining two sound community banking franchises with shared visions, culture, and operating philosophies. It combines two strong management teams and boards with a wealth of industry knowledge and experience.

Thank you. Now, I'd like to open up the lines for analyst questions.

Operator:	Thank you. And if you would like to ask a question, please signal by pressing star one on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. A voice prompt on the phone line will indicate when your line is open, and please state your name before posing your question. Again, press star one to ask a question, and we'll pause for just a moment to allow the analysts an opportunity to signal for questions. And we'll take our first question.

David Konrad:	Hi. Good morning. This is David Konrad from KBW.

Dennis Gibney:	Good morning, David.

David Konrad:	Hi. Thanks for taking my questions. Just wanted to talk a little bit about growth. As these banks are coming together, there's a lot of capital here, and the diversified nature of the portfolio now. I know you commented about being below the 300% CRE. So I know that's been a little bit of a headwind for Northfield, but maybe from the loan portfolio, what areas you could see that could see a little bit accelerated growth now with the banks coming together?

Thomas Kemly:	David, thank you for the question. It's Tom Kemly. Let me give an answer there. So we've been trying to transition our balance sheet away from the thrift model, where we had an emphasis on residential lending as well as commercial lending, where we think our opportunities to grow is to continue to grow the C&I portfolio at an accelerated pace over other assets. But with the excess capital, we believe there's going to be asset growth in every category.

We'd like to see C&I grow at a higher pace. We're working hard to keep that strategy in place. We had good results in '25, and that would be what you should expect to see in the future. Continuing increase of C&I to the total portfolio. But we do think there's room to continue to grow a bit in CRE, given the lower levels of CRE to capital right now, and we'll probably grow the residential consumer portfolio at about the pace of the whole company. Dennis, I don't know if you had anything you wanted to share there.

Dennis Gibney:	No, I think you covered it well, Tom.

David Konrad:	And then maybe the efficiency ratio at 48% is well better than peers, maybe almost too good, I guess. Maybe speak to some of your investment plans with the bank, now near $20 billion in assets. And then also, are there any plans for just branch build out, especially like in Brooklyn with the eight branches there?

Thomas Kemly:	Let me take a crack at that. So the efficiency ratio is really a combination of the aggregate growth. The infrastructure has been built many years ago to prepare for being over the $10 billion. So we have a lot of risk infrastructure in place that we feel good about. We still have a tech stack that's going to expand over a pretty good level, as we continue to expand our technology. We believe that we'll get some efficiencies as those technologies mature in companies.

And then we think as the bank continues to grow revenue, that will continue to push our efficiency ratio lower. We still have a lot of maturing assets that are from the years of the 3.5%, 4% asset structure that are coming off the books. So we do have an inherent lift coming from maturing assets going into higher-yielding assets that help support that.

David Konrad:	And then maybe my last question, and I'll jump out, is the New York regulated multifamily portfolio is pretty well controlled. I mean, it's only 3% of the combined balance sheet, but sitting there with as much capital as you have, is there any prospects of being opportunistic and maybe marketing some of those loans?

Dennis Gibney:	So, David, let me take that question. We did comprehensive due diligence on them. It's a very high-quality portfolio. Obviously, it's an asset class that's gotten a lot of negative attention recently. Many of these assets are generational assets, and folks don't want to give up generational assets. We may consider selling a portion of them. We have talked with individuals involved in the marketing of those assets. And should we elect to sell any of them, the pricing should be well within the mark that we have on the portfolio.

David Konrad:	Okay, great. Thank you for taking my questions. Appreciate it.

Dennis Gibney:	Thank you.

Operator:	And as a reminder, it is star one to ask a question. And it appears there are no additional questions at this time.

Dennis Gibney:	Okay. Then I guess I'd like to wrap up by thanking everybody for their interest in the combined company, and to thank the Columbia and Northfield teams that have worked so hard to get us to this point, as well as the professionals involved. We're very excited about the future, and we believe that we put together two extremely strong organizations. Thank you.

Operator:	And this concludes today's call. Thank you for your participation. You may now disconnect.

Disclaimer and Caution About Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Columbia and Northfield, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Columbia or Northfield or their respective management about future events.

Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (ii) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals, the approval by Columbia’s and/or Northfield’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all; (iii) the outcome of any legal proceedings that may be instituted against Columbia or Northfield; (iv) the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and Northfield operate; (v) the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected; (vi) Columbia’s ability to successfully complete its second step conversion; (vi) the possibility that the final independent appraisal of Columbia will differ from the preliminary independent appraisal of Columbia; (viii) the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks; (ix) the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; (x) the diversion of management’s attention from ongoing business operations and opportunities; (xi) potential adverse reactions of Columbia’s or Northfield’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (xii) a material adverse change in the financial condition of Columbia or Northfield; (xiii) changes in Columbia’s or Northfield’s share price before closing; (xiv) risks relating to the potential dilutive effect of shares of Columbia’s common stock to be issued in the proposed transaction; (xv) general competitive, economic, political and market conditions, including the impact of any potential government shutdown; (xvi) major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; and (xvii) other factors that may affect future results of Columbia or Northfield, including, among others, changes in asset quality and credit risk; the imposition of tariffs and any retaliatory responses; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Columbia’s, Northfield’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Columbia’s, Northfield’s or the combined company’s results.

Although each of Columbia and Northfield believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions based on its existing knowledge of its business and operations, there can be no assurance that actual results of Columbia or Northfield will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Columbia’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by Columbia with the Securities Exchange Commission (the “SEC”), and in Northfield’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by Northfield with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Columbia, Northfield or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Columbia and Northfield urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Columbia and Northfield. Forward-looking statements speak only as of the date they are made and Columbia and/or Northfield undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information About the Transaction and Where to Find It

In connection with the proposed merger, the Holding Company intends to file with the SEC (i) a Registration Statement on Form S-4 (the “Form S-4 Registration Statement”) to register the shares of Holding Company common stock to be issued in connection with the proposed merger, which will include a joint proxy statement of Columbia and Northfield and a prospectus of Columbia (the “Joint Proxy Statement/Prospectus”), and (ii) a Registration Statement on Form S-1 in connection with the second-step conversion offering. In addition, each of Columbia and Northfield may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the stockholders of Columbia and Northfield to seek their approval of the proposed merger.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF COLUMBIA AND NORTHFIELD ARE URGED TO READ THE FORM S-4 REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COLUMBIA, NORTHFIELD AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed second-step conversion or the proposed merger between Columbia and Northfield. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Form S-4 Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about Columbia and Northfield, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Columbia by accessing Columbia’s website at https://ir.columbiabankonline.com/financials/sec-filings/default.aspx or from Northfield by accessing Northfield’s website at https://ir.enorthfield.com/financials/sec-filings/default.aspx. Copies of the Form S-4 Registration Statement, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Columbia Investor Relations, 19-01 Route 208 North, Fair Lawn, New Jersey 07410, or by calling (833) 550-0717, or to Northfield by directing a request to Northfield Investor Relations, 581 Main Street, Suite 810, Woodbridge, New Jersey 07095 or by calling (732) 499-7200 x2519. The information on Columbia’s or Northfield’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Columbia, Northfield and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Columbia and Northfield in connection with the proposed transaction. Information about the interests of the directors and executive officers of Columbia and Northfield and other persons who may be deemed to be participants in the solicitation of stockholders of Columbia and Northfield in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.

Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is also set forth in the definitive proxy statement for Columbia’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 25, 2025 (the “Columbia 2025 Proxy Statement”) and other documents subsequently filed by Columbia with the SEC. Information about the directors and executive officers of Columbia, their ownership of Columbia common stock, and Columbia’s transactions with related persons is set forth in the sections entitled “Stock Ownership,” “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis” and “Executive Compensation,” of the Columbia 2025 Proxy Statement. To the extent holdings of Columbia’s common stock by the directors and executive officers of Columbia’s have changed from the amounts of Columbia’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Information about the directors and executive officers of Northfield and their ownership of Northfield common stock can also be found in Northfield’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on April 14, 2025 (the “Northfield 2025 Proxy Statement”) and other documents subsequently filed by Northfield with the SEC. Information about the directors and executive officers of Northfield, their ownership of Northfield common stock, and Northfield’s transactions with related persons is set forth in the sections entitled “Voting Securities and Principal Holders Thereof,” “Corporate Governance and Board Matters,” “Executive Compensation” and “Proposal 1 – Election of Directors” of the Northfield 2025 Proxy Statement. To the extent holdings of Northfield common stock by the directors and executive officers of Northfield have changed from the amounts of Northfield common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.